File No. 82-34785



rock energy

Rock Energy signs agreements to acquire oil and gas properties from ELM/OPTIMUM/QWEST, provides operations update and reports results for nine months ended December 31, 2004

March 14, 2005

CALGARY, ALBERTA: Rock Energy Inc. (TSX:RE) is pleased to announce that it has entered into agreements to acquire oil and gas properties from six private corporations and eight drilling fund partnerships or their related parties (collectively referred to as "ELM/OPTIMUM/QWEST "), and to provide an operations update and its results for the nine months ended December 31, 2004.

ACQUISITION OF ELM/OPTIMUM/QWEST

Rock has agreed to issue 10.3 million shares (subject to TSX approval)and $25.4 million to acquire the producing properties from the various parties represented in the ELM/OPTIMUM/QWEST transactions. The cash will come out of existing balances and a borrowing facility currently being arranged with the Royal Bank of Canada. The transactions primarily have an effective date of January 1, 2005 and, as a result, the respective purchase prices are subject to closing adjustments. Following closing of the transactions Rock expects to have 19.6 million shares outstanding (basic) and total debt of $14.5 million.

The ELM/OPTIMUM/QWEST properties represent non-operated working interests ranging from 5% to 85% in a number of different plays across the western Canadian sedimentary basin. ELM Energy Management Ltd. ("EEM") has managed the oil and gas investments on behalf of these entities which have common interests in many of the same properties. The average working interest based on reserve volumes is approximately 28%. The properties can be characterized as assets early in their life cycle with future development opportunities. The major properties (comprising 75% of the value) being acquired are:

- Wild River, Alberta (30% working interest),
- Northeast BC – Parkland, Cypress (12 – 45% working interest),
- Musreau, Alberta (7 – 20% working interest),
- Elmworth/Wapiti, Alberta (20 - 45% working interest),
- Girouxville, Alberta (45% working interest), and
- Niton, Alberta (45% working interest).

The properties are currently producing approximately 1,250 boe/d (90% gas with the balance made up of light oil and liquids) and at January 1, 2005 have proven reserves of 2.899 million boe and proven plus probable reserves of 4.058 million boe as evaluated by Gilbert, Laustsen Jung Associates Ltd ("GLJ"). During the year, additional production is expected to be brought on stream (due to well tie-ins and an interest reversion) resulting in a target year end exit rate of 2,000 boe/d and an average production rate for the year of 1,400 boe/d (based on projected closing dates). These production additions are based on capital spending of approximately $5 million. The acquisition also includes approximately 19,600 net (72,000 gross) acres of undeveloped land along with seismic data.

ELM/OPTIMUM/QWEST consists of the oil and gas assets of six private corporations plus the following drilling fund partnerships and their respective general partners:

- Optimum Qwest Q2 Limited Partnership }
- Optimum Qwest Q4 Limited Partnership } (collectively the "Optimum
- Optimum Qwest III Q2 Limited Partnership } Partnerships");
- Optimum III Q4 Limited Partnership }

- Qwest Energy 2001 Limited Partnership }
- Qwest Energy Income Development Partnership } (collectively the "Qwest
- Qwest Energy II Limited Partnership } Partnerships").
- Qwest Energy Development III Limited Partnership }

Rock expects to close the six private entity transactions and the Optimum Partnerships within the next three weeks. Closing of any one of the Optimum Partnerships is conditional on closing of all the Optimum Partnerships unless waived by Rock.

An information circular is expected to be mailed to the limited partners of the Qwest Partnerships in approximately 4 weeks after which partners' meetings will be held (approximately 25 days post mailing) to vote on the respective transactions. Closing of any one of the Qwest Partnerships is conditional on closing of all the Qwest Partnerships unless waived by Rock.

These transactions are a significant step in our growth strategy and will allow Rock to increase its cash flow per share, capital budget for 2005, base production and acquire assets early in their life cycle. The diverse nature of this asset base provides Rock with exposure to a number of plays, and operators, across the entire basin at a time when competition for land and plays has been intense.

Rock's next steps are to continue on with existing drilling programs as well as to rationalize the asset base and gain higher working interests and ultimately operatorship in certain areas. We will also continue to pursue acquisitions (both corporate and asset) that complement our exploration activities. Along with existing operations in the Plains area,

Rock intends to establish new core areas in West Central Alberta and Northeast BC where our existing team of professionals have significant experience, and have identified growth opportunities.

Rock will host a conference call to review the acquisitions on Tuesday March 15, 2005 at 2:00 p.m. Mountain Standard Time. The call in numbers are 416-695-9753 for Toronto callers and 1-866-902-2211 for all others.

OPERATIONS UPDATE

In addition to the ELM/OPTIMUM/QWEST acquisition, Rock is pleased to provide an update of our exploration program which is beginning to provide tangible results as highlighted below:

- Four (4.0 net) oil wells have been completed and equipped during the quarter bringing current production to approximately 350 boe/d;
- The 100% gas well at Fleeinghorse, Alberta is expected to be tied-in prior to the end of the first quarter adding an additional 100 boe/d of production;
- Success at recent land sales has increased undeveloped acreage to over 13,500 net acres;
- Seismic is currently being shot and a 10 – 15 well (100% WI) drilling program is expected to commence thereafter (subject to spring break-up and rig availability);

The results achieved so far in the first quarter keep Rock on track to meet its previous guidance of drilling 17 net wells, averaging 500 boe/d of production for 2005 and exiting at 800 – 900 boe/d from its grass roots operations.

2005 GUIDANCE

With the acquisition of the ELM/OPTIMUM/QWEST properties, and the results of our exploration program, Rock anticipates showing significant growth in reserves, production and cash flow for 2005. The table below indicates reserves and acreage on a pro forma basis and compares Rock's previous guidance (released December 16, 2004) with our new projected results.

	Rock stand alone	Rock + ELM/OPTIMUM/QWEST[(1) (2)]
Dec 31, 2004 reserves:		
proven	0.8 million boe	3.7 million boe
proven + probable	1.1 million boe	5.1 million boe
March 2005 undeveloped acreage:		
gross	13,700 acres	85,700 acres
net	13,500 acres	33,100 acres
2005 average production	500 boe/d	1,800 – 2,000 boe/d
Exit 2005 production	800 – 900 boe/d	2,700 – 2,900 boe/d
2005 Cash flow (per share)	$2.3 million ($0.25/share)	$11.7 million ($0.71/share)
Q4 2005 Cash flow (per share)	$0.9 million ($0.10/share)	$4.5 million ($0.23/share)

Basic shares outstanding	9.26 million	16.5 million (average) 19.6 million (Q4)
2005 Capital budget	$11 million	$16 million
2005 Drilling (wells)	17 (17 Net)	26 (19 net)
Total Debt (Dec 31/05)	($3 million)	$16.5 million

(1) The projected results based on an April 1, 2005 closing of the six private corporations and four drilling fund partnerships representing approximately 40% of the combined assets and a May 1, 2005 closing on the remaining four drilling partnership transactions representing 60% of the combined assets (see details below).

(2) Rock + ELM/OPTIMUM/QWEST projected results based on WTI oil price of US$40.00/bbl, AECO gas price of $6.25/mcf and Cdn/US dollar exchange rate of 1.25.

NINE MONTH YEAR-END RESULTS

Rock Energy Inc. is also pleased to announce its results for the nine months ended December 31, 2004. Specific oil and gas operational and financial highlights during the year for Rock are:

- Achieved funds from operations of $917,400 ($0.10 per share) for the nine months and $404,400 ($0.04 per share) for the final fiscal quarter;
- Realized net income of $412,700 ($0.05 per share) for the nine months and $182,600 ($0.02 per share) for the final fiscal quarter;
- Drilled nine 100% wells (four oil, two gas, and three D&A);
- Developed a new core area in the Plains region of Alberta with a prospect portfolio of over 25 projects;
- Grew our total proved reserves by 42 % and proved plus probable reserves by 54%;
- Replaced production by 450% on a proven basis and 750% on a proven plus probable basis;
- Proven plus probable working interest reserves prepared by Gilbert Laustsen Jung Associates Ltd. in accordance with NI 51-101 as at December 31, 2004 of 1,065,000 boe (758,000 proven) with a before tax 10% net present value of $9.9 million ($7.9 million proven);
- Spent capital of $5.9 million during the nine months ($2.7 million land and seismic, $2.7 million drilling, and $0.5million G&A) with $3.9 million in the final fiscal quarter, and generated one year finding and development costs of $21.52 per proven boe, and $13.89 per proven plus probable boe;
- Realized production from our Medicine River property in central Alberta averaging 179 boe/d for the nine months and 201 boe/d for the final fiscal quarter,
- Moved from the TSX Venture Exchange to the TSX in July 2004;
- Strengthened our Board of Directors by adding Matt Brister and Jim Wilson in October 2004; and
- Ended the fiscal year with 9,259,453 shares outstanding after giving effect to the $1 million private placement on October 28, 2004.

The accomplishments of the last nine months of 2004 along with the announced ELM/OPTIMUM/QWEST acquisition position Rock for a strong 2005. The successful acquisition of these assets will give us a broader foundation and an inventory of opportunity to move us toward our goal of building Rock past 10,000 boe/d. We are looking forward to getting the acquisitions closed over the next several months and taking the asset base forward.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380
or
Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

Following are Rock's financial statements and notes for the nine-months ended December 31, 2004, and Management Discussion and Analysis for the same period.

ROCK ENERGY INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	March 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 8,631,810	$ 16,293,473
Accounts receivable	484,714	302,351
Refundable deposit	5,000,000	-
Prepaids	119,154	126,989
Other assets	-	127,723
	14,235,678	16,850,536
Property, plant and equipment (note 4)	9,450,555	3,313,866
Accumulated depletion and depreciation	(681,225)	(346,720)
	8,769,330	2,967,146
Goodwill (note 3)	2,051,967	2,051,967
	$ 25,056,975	$ 21,869,649
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,192,692	$ 785,582
Asset retirement obligation (note 5)	500,256	282,090
Shareholders' equity		
Share capital (note 6)	21,275,627	20,281,602
Contributed surplus (note 7)	201,577	46,296
Retained earnings	886,823	474,079
	22,364,027	20,801,977
Commitments (note 12)		
Subsequent event (note 13)		
	$ 25,056,975	$ 21,869,649

See accompanying notes to consolidated financial statements.

Approved by the Board:

(signed)
Stuart G. Clark
Director

(signed)
Allen J. Bey
Director

ROCK ENERGY INC.

CONSOLIDATED STATEMENTS OF **INCOME AND RETAINED EARNINGS**

THE NINE MONTHS ENDED AND YEAR ENDED	DECEMBER 31, 2004	MARCH 31, 2004
Revenues:		
Oil and gas revenue	$ 2,178,563	$ 2,368,621
Royalties, net of Alberta Royalty Tax Credit	(465,602)	(598,004)
Other income	198,469	195,192
	1,911,430	1,965,809
Expenses:		
General and administrative	748,171	722,528
Operating	416,464	451,882
Interest (recovery)	(108,057)	115,283
Stock-based compensation (note 7)	155,281	46,296
Depletion, depreciation, and accretion	349,411	306,567
	1,561,270	1,642,556
Income before income taxes	350,160	323,253
Income taxes		
Current (recovery) (note 8)	(62,584)	69,783
Net income for the period	412,744	253,470
Retained earnings, beginning of period	474,079	220,609
Retained earnings, end of period	886,823	474,079
Basic and diluted earnings per share	$ 0.05	$ 0.05

See accompanying notes to consolidated financial statements.

ROCK ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THE NINE MONTHS ENDED AND YEAR ENDED	DECEMBER 31, 2004	MARCH 31, 2004
Cash provided by (used in):		
Operating		
Net income for the period	$ 412,744	$ 253,470
Add: Non-cash items:		
Depletion, depreciation, and accretion	349,411	306,567
Stock-based compensation	155,281	46,296
	917,436	606,333
Changes in non-cash working capital	1,180,511	899,191
	2,097,947	1,505,524
Financing:		
Issuance of common shares	994,025	14,800,328
Repayment of loans	-	(250,000)
Acquisition costs	-	(162,931)
Changes in non-cash working capital	(79,923)	(750,000)
	914,102	13,637,397
Investing:		
Acquisition of property, plant and equipment	(5,933,429)	(1,023,779)
Changes in non-cash working capital	(4,740,283)	-
	(10,673,712)	(1,023,779)
Increase (decrease) in cash and cash equivalents	(7,661,663)	14,119,142
Cash and cash equivalents, beginning of period	16,293,473	2,174,331
Cash and cash equivalents, end of period	8,631,810	16,293,473
Interest paid and received:		
Interest paid	937	5,812
Interest received	192,398	195,192

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS

In 2004 Medbroadcast Corporation ("Medbroadcast"), a TSX Venture Exchange listed company, entered into a licensing arrangement for all its operating assets, raised $15 million of new equity and acquired a private oil and gas company, Rock Energy Ltd. ("REL"). Following the acquisition, Medbroadcast changed its name to Rock Energy Inc. (the "Company" or "Rock") and became actively engaged in the exploration, production and development of oil and gas in Western Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Rock are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(a) Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short-term investments with a maturity date of twelve months or less.

(b) Joint ventures

A substantial portion of the Company's oil and gas exploration and development activities is conducted jointly with others, and accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

(c) Property, plant and equipment

Capitalized costs: The Company follows Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG-16") to account for its oil and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges directly related to exploration and development activities. Proceeds from the sale of oil and gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would change the rate of depletion and depreciation by 20% or more, in which case, a gain or loss would be recorded.

Depletion, depreciation and amortization: The capitalized costs are depleted and depreciated using the unit-of-production method based on proved petroleum and natural gas reserves, as determined by independent consulting engineers. Oil and natural gas liquids reserves and production are converted into equivalent units of natural gas based on relative energy content. Office furniture and equipment are recorded at cost and depreciated on a declining balance basis using a rate of 20%.

Ceiling test: Rock calculates its ceiling test by comparing the carrying value of oil and natural gas properties and production equipment to the sum of undiscounted cash flows from proved reserves unproved properties. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves, using a risk free interest rate and expected future prices, and unproved properties. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment.

Asset retirement obligations: The Company records the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation to restore an oil and gas property, typically when a well is drilled or other equipment is put in place. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset and depleted on a unit-of-production method over the life of the proved reserves. Subsequent to initial measurement of the obligations, the obligations are adjusted at the end of each reporting period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. Actual costs incurred on settlement of the ARO are charged against the ARO.

(d) Income taxes

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value amount on the balance sheet are used to calculate future income tax assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(e) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deduction when the expenses are renounced.

(f) Stock-based compensation

The Company grants options to purchase common shares to employees and directors under its stock option plan. Effective April 1, 2003, the Company prospectively adopted the Canadian accounting standard relating to stock-based compensation and other stock-based payments as it applies to other stock-based compensation granted to employees, officers and directors. Under this standard, future awards are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method, an estimate of the value of the option is determined at the time of grant using a Black-Scholes option pricing model. The fair value of the option is recognized as an expense and contributed surplus over the vested life of the option.

(g) Revenue recognition

Revenue from the sale of oil and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, and production-based royalty expenses will be recognized in the same period in which the related revenue is earned and recorded.

Effective April 1, 2004, the Company adopted revised CICA section 1100, "Generally Accepted Accounting Principles". Upon adoption, certain transportation costs are being recorded as a cost of sales. This change has been adopted prospectively.

(h) Measurement uncertainty

The amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the amounts used for ceiling test calculations are based on estimates of reserves and/or future costs. The Company's reserve estimates are reviewed annually by an independent engineering

firm. The amounts disclosed relating to fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of options, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

(i) Earnings per share

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method whereby the weighted average number of shares is adjusted for the dilutive effect of options.

3. ACQUISITION OF ROCK ENERGY LTD.

In January 2004 Rock acquired all of the issued and outstanding shares of Rock Energy Ltd. ("REL"), an Alberta private oil and natural gas company, by issuing 3,875,040 common shares. The management team of REL became the management team of Rock and two of the four Rock directors became REL directors. As a result, for accounting purposes, REL was identified as the acquirer.

Application of reverse takeover accounting results in the following:

(i) The Rock consolidated financial statements are a combination of REL at historical cost and Rock at fair value.
(ii) Shareholders' equity is presented as a continuation of REL; however, the capital structure is that of Rock.
(iii) The cost of the purchase was $15,958,356, being the aggregate of the fair value of the equity interest in Rock deemed to be given by REL to the shareholders of Rock and cash acquisition costs of $162,931. The following table summarize the fair value of the assets and liabilities of Rock:

Cash	$ 14,155,719
Accounts receivable and other assets	270,975
Accounts payable	(788,737)
Loans payable	(250,000)
Goodwill	2,570,399
Total	$ 15,958,356

At the time of the acquisition, Medbroadcast had approximately $35 million in tax loss carryforwards and other deductions. While management believes these loss carryforwards and other deductions have economic value, this economic value could not be recorded as a future income tax asset because it was not probable that the future tax asset would be realized. Accordingly, the excess purchase price was recorded as goodwill. As it becomes more likely than not that such future tax assets will be realized, they will first be recognized as a reduction of recorded goodwill until such goodwill has been reduced to $nil and thereafter as a reduction to income tax expense.

4. PROPERTY, PLANT AND EQUIPMENT

	DECEMBER 31, 2004	MARCH 31, 2004
Petroleum and natural gas properties	**$ 9,317,833**	$ 3,238,732
Other assets	**132,722**	75,134
	9,450,555	3,313,866
Accumulated depletion and depreciation	**(681,225)**	(346,720)
	$ 8,769,330	$ 2,967,146

At December 31, 2004, petroleum and natural gas properties included $1,940,887 (March 31, 2004, $41,208) of unproved property costs which have been excluded from the depletable base.

During the nine months ended December 31, 2004 $402,604 (year ended March 31, 2004, $263,108) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

At December 31, 2004, the Company applied the ceiling test calculation to its petroleum and natural gas properties using expected future market prices of: gas prices ranging from $6.60/mcf to $6.30/mcf, medium and light oil prices ranging from $47.00/bbl to $38.63/bbl, heavy oil prices ranging from $27.50/bbl to $25.75/bbl and natural gas liquids prices ranging from $35.65/bbl to $29.94/bbl.

5. ASSET RETIREMENT OBLIGATION

The asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at December 31, 2004 is approximately $1,010,500 (March 31, 2004 - $512,000), which will be incurred between 2006 and 2019. A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	DECEMBER 31, 2004	MARCH 31, 2004
Balance, beginning of period	**$ 282,090**	$ 232,414
Liabilities incurred during period	**203,260**	33,479
Accretion	**14,906**	16,197
Balance, end of period	**$ 500,256**	$ 282,090

6. SHARE CAPITAL

(a) Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

(b) Common shares issued:

COMMON SHARES OF REL	NUMBER	AMOUNT
Issued on incorporation	100	100
Flow-through shares	2,359,900	2,359,900
On acquisition (i)	2,000,000	2,000,000
Issued and outstanding on March 31, 2003	4,360,000	4,360,000
Exercise of warrants (ii)	500,000	700,000
Issued and outstanding as at January 7, 2004	4,860,000	$ 5,060,000

COMMON SHARES OF ROCK	NUMBER	AMOUNT
Issued on business combination of Rock and REL (i)		
To former REL shareholders	3,875,040	$ 5,060,000
To former Rock shareholders	5,135,939	15,795,425
Redemption (iv)	(17,827)	(55,391)
Future tax effect of flow-through share renouncements (v)		(518,432)
Issued and outstanding as at March 31, 2004	8,993,152	$ 20,281,602
Redemption (iv)	(365)	(448)
Issued in private placement (vi)	266,666	994,473
Issued and outstanding as at December 31, 2004	9,259,453	$ 21,275,627

(i) The number of shares has been restated to reflect the 30 for 1 share consolidation which was effective February 18, 2004. Fractional shares have been rounded.

(ii) In January 2003 REL acquired all of the shares of a private oil and gas company. The cost of the purchase of $2,000,000 was assigned to property plant and equipment, being all of the assets of the acquired company.

(iii) In March 2003, 500,000 warrants to purchase 500,000 common shares of REL were issued to four officers of REL. The warrants had an exercise price of $1.40 per common share and were exercised prior to their expiration date of January 31, 2004.

(iv) In accordance with the terms of the share consolidation, shareholders holding 1,000 or less pre-consolidated common shares redeemed their shares for cash based on the value of $0.1129 per pre-consolidated share.

(v) The Company has renounced resource expenditures on flow-through shares issued by predecessor companies. At March 31, 2004, the Company was committed to spend $1.8 million on drilling and exploration activities on or before January 31, 2005 to satisfy flow-through share commitments. At December 31, 2004, all required expenditures had been made and completed the renouncements in February 2005.

(vi) On October 28, 2004, the Company entered into a private placement to issue 266,666 common shares at a price of $3.75 per share, or $1.0 million, to the outside directors of the Company.

As at December 31, 2004 no preference shares were outstanding.

(c) Stock options

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. The following table summarizes the status of the Company's stock option plan as at December 31, 2004 and March 31, 2004 and changes during the period ended on those dates:

	DECEMBER 31, 2004		MARCH 31, 2004	
	Options (000s)	Weighted-Average Exercise Price ($)	Options (000s)	Weighted-Average Exercise Price ($)
Outstanding at beginning of period	418,848	$ 3.39		
Granted	125,500	$ 3.79	418,848	$ 3.39
Cancelled	(11,961)	$ 3.39		
Outstanding at end of period	532,387	$ 3.49	418,848	$ 3.39

(d) Per share amounts

The weighted average number of common shares outstanding during the nine months ended December 31, 2004 of 9,054,879 (year ended March 31, 2004 - 4,790,196) was used to calculate earnings per share amounts. To calculate diluted common shares outstanding, the treasury method was used. Under this method, in-the-money options are assumed exercised and the proceeds used to repurchase shares at the year end date of December 31, 2004. As at December 31, 2004, an additional 56,941 (March 31, 2004 - 52,652) common shares were used to calculate diluted earnings per share.

7. STOCK-BASED COMPENSATION

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted in the nine months ended December 31, 2004 was estimated to be $120,000 (year ended March 31, 2004 - $326,000) as at the grant date using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate	4%
Expected life	3 year average
Expected volatility	30%
Expected dividend yield	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis.

8. INCOME TAXES

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 38.62% (March 31, 2004: 38.12%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	DECEMBER 31, 2004	MARCH 31, 2004
Net income before income taxes	$ 350,160	$ 253,470
Statutory income tax rate	38.62%	38.12%
Expected income taxes	$ 135,232	$ 96,623
Add (deduct):		
Stock-based compensation	59,970	17,648
Non-deductible crown charges	52,830	93,952
Resource allowance	(30,425)	(8,411)
Change in valuation allowance	(217,607)	(130,029)
Provision for income taxes	$ -	$ 69,783
Current tax recovery of prior period	(62,584)	-
Provision for income taxes	$ (62,584)	$ 69,783

Future income tax assets or liabilities recognized on the consolidated balance sheets are comprised of temporary differences. These temporary differences are summarized as follows:

	DECEMBER 31, 2004	MARCH 31, 2004
Loss carryforwards	$ 11,451,008	$ 11,183,647
Property, plant and equipment	1,579,570	1,751,356
Non-coterminous year ends	(559,177)	-
Share issuance costs	471,720	511,449
Asset retirement obligation	178,191	(107,533)
Calculated future income tax asset	13,121,312	13,338,919
Valuation allowance	(13,121,312)	(13,338,919)
Future income taxes	$ -	$ -

At December 31, 2004, Rock and its subsidiary have tax pools aggregating $ 47.0 million (March 31, 2004 - $35.7

million) available for deduction against future taxable income of which $ 27.9 (March 31, 2004 - $27.4 million) are non-capital losses. The non-capital losses expire as follows:

2005	$	4.3
2006		3.0
2007		6.9
2008		8.7
2009		3.9
2010		0.4
2011		0.7
	$	27.9

9. FINANCIAL INSTRUMENTS

Rock's financial instruments included in the consolidated balance sheets are comprised of cash and cash equivalents, accounts receivable, other deposits, accounts payable and accrued liabilities and income taxes payable. The fair values of these financial instruments approximate their carrying amount due to the short-term nature of the instruments.

10. CREDIT RISK

A substantial portion of Rock's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

11. RELATED PARTY TRANSACTIONS

During the nine months ended December 31, 2004, there were no related party transactions. During the year ended March 31, 2004, Rock:

(a) paid consulting fees of $77,430 to a director and former officer, and

(b) paid interest, fees and loan principal of $237,638 to a shareholder.

12. COMMITMENTS

Obligations with a fixed term are as follows:

	2005	2006	2007	2008	2009
Lease of office premises	$ 154,569	$ 128,807	0	0	0

13. SUBSEQUENT EVENT

On March 14, 2005 the Company agreed to acquire from 14 different entities petroleum and natural gas properties for aggregate consideration of 10.3 million shares and $25.4 million. The cash will come out of the existing cash balances and expected borrowings from a $25 million facility from a Canadian chartered bank currently being finalized. The transactions are expected to close before May 31, 2005 and will be subjective to purchase price adjustments.

ROCK ENERGY INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's philosophy is to operate and have a high working interest in the majority of its production base.

Rock evaluates its performance based on net income, operating netback, funds from operations and finding and development costs. Funds from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

While there is greater competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing, the Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated March 14, 2005 and is management's assessment of Rock Energy Inc.'s historical, financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements of Rock Energy Inc. for the nine months ended December 31, 2004. During the year, Rock changed its year end from March 31 to December 31.

BASIS OF PRESENTATION

Financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations is a key measure that demonstrates the ability to generate cash flow necessary to fund future growth through capital investment. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Funds from operations per share is calculated using the same share basis which is used in the determination of net income per share.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel ("bbl") is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

All financial amounts are in Canadian dollars unless otherwise noted.

Production					
	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Gas (mcf/d)	**525**	507	665	542	23%
Oil (bbl/d)	**74**	73	71	89	(20%)
NGL (bbl/d)	**18**	19	19	20	(5%)
boe/d (6:1)	**179**	177	201	199	1%

Natural production declines during the year were offset by the re-completed non-operated Nordegg gas well that was on production in July 2004 (the Company agreed to equalize into this well late in the year). Additional production declines are expected from Medicine River as new capital is not planned for this area. However new production from the Plains core area is expected as we tie-in the production from the grass roots drilling program conducted in the last quarter of the year.

Product Prices

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
REALIZED PRODUCT PRICES					
Gas ($/mcf)	**6.78**	6.17	6.77	5.35	26%
Oil ($/bbl)	**48.53**	37.03	55.90	35.25	59%
NGL ($/bbl)	**42.53**	33.68	45.09	34.81	29%
boe (6:1)	**44.14**	36.64	46.48	33.79	38%

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
AVERAGE BENCHMARK PRICES					
Gas – NYMEX Daily Spot (US$/mcf)	**5.98**	5.31	6.35	5.09	25%
Gas – AECO C Daily Spot ($/mcf)	**6.95**	6.56	6.93	6.07	14%
Oil – WTI Cushing (US$/bbl)	**43.49**	31.36	48.28	31.18	55%
Oil – Edmonton Light ($/bbl)	**54.85**	41.80	57.71	39.56	46%
US$/Cdn$ exchange rate	**0.773**	0.740	0.819	0.760	8%

All of Rock's production is sold at spot price contracts; however, about half of our natural gas production is tied to aggregator contracts which contain a monthly pricing mechanism. Product prices for the fiscal year averaged $44.14 per boe. Prices on a boe basis during the final fiscal quarter were about 5% higher than the yearly average; and, 34% higher than the same fiscal quarter of 2003.

Revenue The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

Oil & gas revenue

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Gas	**$ 978,217**	$ 988,433	$ 416,123	$ 264,294	57%
Oil	**$ 990,708**	$ 1,148,574	$ 366,865	$ 286,165	28%
NGL	**$ 209,638**	$ 231,614	$ 80,302	$ 62,728	28%
	$ 2,178,563	$ 2,368,621	$ 863,290	$ 613,187	41%
Other revenue	**$ 198,469**	$195,192	$ 66,299	$ 16,118	311%

Oil and natural gas revenue increased approximately 41% in the final fiscal quarter of 2004 from the same fiscal quarter of 2003, which is consistent with the increase in price realizations and slight increase in production. In the fiscal period ended December 31, 2004, the Company did not enter into any hedges, fixed price or volume arrangements.

Other interest income increased 311% in the final fiscal quarter of 2004 as it included interest received from invested funds generated from the January 2004 $15 million equity financing and from the $1 million private placement common share financing completed in the final quarter. Interest income is expected to decline over the next fiscal year as our capital program will reduce cash balances.

Royalties

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Royalties	**$ 465,602**	$ 598,004	$ 69,118	$ 146,082	(53)%
As a percentage of oil and gas revenue	**21.4%**	25.2%	8.02%	23.8%	(66)%
Per boe (6:1)	**$ 9.43**	$ 9.25	$ 3.73	$ 8.05	(54)%

Royalties for the final fiscal quarter of 2004 were lower on a per boe and percentage of revenue basis compared to the same quarter in the previous fiscal year due to a one time favourable Alberta Energy crown adjustment relating to 2003 and 2004 production. All royalties for the period were incurred in Alberta.

Operating Expenses					
	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Operating expenses	**$ 416,464**	$ 451,882	$ 157,254	$ 93,614	68%
Per boe (6:1)	**$ 8.44**	$ 6.99	$ 8.48	$ 5.16	64%

Included in operating expenses for both the nine months ended and three months ended December 31, 2004 are transportation costs at $0.34 per boe and $0.89 per boe, respectively. Due to changes in marketing arrangements for our oil which resulted in a change in the timing of transfer of title of the commodity, separately recording transportation costs became applicable for the final fiscal quarter of the year. The remaining increase in operating costs for the final fiscal quarter of 2004 relates to unexpected repairs and maintenance on a pump at one of the producing wells in Medicine River and higher production costs at the recently re-completed Nordegg well at Medicine River. Operating costs on a per boe basis for the nine months ended December 31, 2004 also increased due to the declining production base and fixed portion of costs associated with operations. Going forward, operating expense on a per boe basis for the Medicine River property have been budgeted to increase primarily due to natural production declines.

General and Administrative (G&A) Expense

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Gross	**$ 1,150,774**	$ 985,637	$ 519,287	$ 267,014	94%
Per boe (6:1)	**$ 23.32**	$ 15.25	$ 28.02	$ 14.71	90%
Capitalized	**$ 402,603**	$ 263,108	$ 158,114	$ 121,211	30%
Per boe (6:1)	**$ 8.16**	$ 4.07	$ 8.53	$ 6.68	28%
Net	**$ 748,171**	$ 722,529	$ 361,173	$ 145,803	148%
Per boe (6:1)	**$ 15.16**	$ 11.18	$ 19.49	$ 8.03	143%

The Company continues to plan for future growth with the move into new office space in October 2004 and the addition of personnel needed to both the technical team and administrative team to achieve and control the planned growth. With the Company moving to the Toronto Stock Exchange in July 2004, additional fees were incurred thereby increasing the gross and net amounts. The Company continues to capitalize certain G&A expenses based on personnel involved in the exploration and development initiatives, including certain salaries and related overhead costs. G&A expenses are expected to rise in 2005 on an absolute basis as the staff compliment is higher for the entire year, but fall on a per boe basis as overall production increases.

Interest Expense

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Interest expense (recovery)	**$ (108,057)**	$ 115,283	$ 231	$ 67,980	(100)%
Per boe (6:1)	**$ (2.19)**	$ 1.78	$ 0.00	$ 3.75	(100)%

Interest expense was recovered as a result of a reversal of an accrual made in the prior fiscal period in conjunction with flow-through shares issued. A filing position maintained by the Company was ultimately accepted by Canada Revenue Agency resulting in the recovery.

Depletion, Depreciation, and Accretion (DD&A)					
	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
D&D expense	**$ 334,505**	$ 290,370	$ 157,528	$ 77,109	104%
Per boe (6:1)	**$ 6.78**	$ 4.49	$ 8.50	$ 4.25	100%
Accretion expense	**$ 14,906**	$ 16,197	$ 6,013	$ 3,730	61%
Per boe (6:1)	**$ 0.30**	$ 0.25	$ 0.32	$ 0.21	52%

New reserves were added for some of the successful wells drilled in the period - proved reserves, used in the depletion calculation, increased by 42%, while probable reserves increased by 94%. As future capital is spent to tie-in the new wells and put production on stream, it is expected that some of the probable reserves will move to proved and reduce the depletion rate in the future.

The Company's asset retirement obligation ("ARO") represents the present value of estimated future costs to be incurred to abandon and reclaim the Company's wells and facilities. The discount rate used is 8%. Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the nine months ended December 31, 2004 capital programs increased the underlying ARO by $203,260 (March 31, 2004: $33,479).

Income Tax

Rock does not have current income tax payable and does not expect to pay current taxes in the near future as the Company has, on a consolidated basis, resource pools and loss carryforwards available of approximately $47.0 million as set out below.

CEE	$	4.4 million
CDE	$	2.2 million
COGPE	$	3.8 million
UCC	$	3.1 million
Loss carryforwards	$	33.5 million

No benefit has been recognized on the financial statements for the tax assets in excess of book basis and a valuation allowance has been taken as a result. With greater certainty on the utilization of the pools in the future, the Company will recognize the benefit on the financial statements.

Funds from Operations and Net Income

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Funds from operations	**$ 917,436**	$ 606,333	$ 404,397	$ 105,465	283%
Per boe (6:1)	**$ 18.59**	$ 9.38	$ 21.82	$ 5.81	276%
Per share (shares restated to affect 30 for 1 share consolidation)	**$ 0.10**	$ 0.13	$ 0.04	$ 0.03	33%
Diluted	**$ 0.10**	$ 0.13	$ 0.04	$ 0.03	33%
Net income	**$ 412,744**	$ 253,470	$ 182,577	$ 25,203	624%
Per boe (6:1)	**$ 8.36**	$ 3.92	$ 9.85	$ 1.39	609%
Per share (shares restated to affect 30 for 1 share consolidation)	**$ 0.05**	$ 0.05	$ 0.02	$ 0.01	100%
Diluted	**$ 0.05**	$ 0.05	$ 0.02	$ 0.01	100%
Weighted average shares outstanding, basic	**9,054,879**	4,790,196	9,180,697	3,627,850	153%
Diluted	**9,111,820**	4,842,848	9,243,296	3,627,850	155%

Per share amounts have been restated for all periods for the 30 for 1 share consolidation that occurred in February 2004. Weighted average shares outstanding increased for the fiscal year 2004 and the final fiscal quarter of 2004 due to the private placement equity issue completed in October 2004.

Funds from operations for the nine months ended December 31, 2004 were $0.9 million or $0.10 per share. Funds from operations for the final fiscal quarter of 2004 of $0.4 million or $0.04 per share improved 33% over the same period last year primarily due to higher production income, lower royalties and interest expense recovery. These positive impacts were partially offset by higher operating costs and higher G&A expenses.

Net income for the nine months ended December 31, 2004 was $0.4 million or $0.05 per share. Net income for the final fiscal quarter of 2004 of $0.2 million or $0.02 per share was 624% higher than the same fiscal quarter of 2003 due to the higher production income, and interest and income tax recovery.

Capital Expenditures

	9 MONTHS ENDED 12/31/04	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 12/31/04	3 MONTHS ENDED 12/31/03	QUARTERLY CHANGE
Land	**$ 2,157,443**	$ 53,889	$ 1,102,522	$ 219	n/a
Seismic	**577,112**	280,311	274,500	67,755	305%
Exploration drilling & completion	**1,173,612**	-	702,264	-	-
Development drilling & completion	**1,041,351**	358,590	1,041,351	(8,590)	n/a
Capitalized G&A	**402,603**	263,108	158,114	121,211	30%
Total exploration and development	**$ 5,352,121**	$ 955,898	$ 3,278,751	$ 180,595	1715%
Facilities	**523,721**	-	523,721	-	n/a
Total operations	**$ 5,875,842**	$ 955,898	$ 3,802,472	$ 180,595	2006%
Office equipment	**$ 57,587**	67,881	49,750	12,030	313%
Total	**$ 5,933,429**	$ 1,023,779	$ 3,852,222	$ 192,625	1899%

Capital expenditures on oil and gas operations for the nine months ended December 31, 2004 include the drilling of 2.0 (2.0 net) gas wells, 4.0 (4.0 net) oil wells and 3.0 (3.0 net) dry and abandoned wells. Seven of the wells were drilled in Saskatchewan and the remaining two in Alberta. At December 31, 2004, no wells had been tied-in to facilities, but work had begun to equip and bring the six successful wells on stream. Land acquisitions resulted in the addition of 13,573 acres, 5,975 acres in Saskatchewan and 7,598 acres in Alberta.

Finding and Development costs

The following table summarizes Rock's finding and development costs for the period ended December 31, 2004.

	2004
TOTAL PROVED FINDING AND DEVELOPMENT COSTS	
Capital expenditures ($000)	$ 5,876
Reserve additions (Mboe)	273
Total proven finding and development costs ($/boe)	$ 21.52
TOTAL PROVED + PROBABLE FINDING AND DEVELOPMENT COSTS	
Capital expenditures ($000)	$ 5,876
Reserve additions (Mboe)	423
Total proven + probable finding and development costs ($/boe)	$ 13.89

Finding and development costs are skewed higher by a land and seismic component that represented about half of the capital spending for the nine months ended December 31, 2004. Land and seismic spending was high as percentage of capital as the Company was initiating its grass roots exploration program. Finding and development costs do not include future development costs from the Company's independent reserve report.

Liquidity and Capital Resources

Our net working capital position as at December 31, 2004 totaled $12.0 million ($16.0 million at March 31, 2004), consisting mostly of term deposits, cash and refundable deposits. The decrease over March 31, 2004 levels primarily reflects the implementation of our grass roots exploration and development program with the drilling of nine (net – nine) wells. Rock had no debt at December 31, 2004 ($nil at March 31, 2004), other than trade payables of $2.2 million ($0.8 million at March 31, 2004).

Our current risked capital spending plan for 2005 is approximately $11.0 million on existing properties. Of this amount about $7.6 million or 68% is allocated to drilling and completions, including tie-ins and well-site facilities to bring production on stream. We were successful in acquiring tracts of land and have identified a number of prospects to continue our exploration and development program. This spending is split evenly between the first and second half of the calendar year. The balance of the spending plan is allocated to potential land acquisitions and seismic programs as we work to further build our inventory of prospects. Given our current working capital position and anticipated cash flow, we expect to fund this spending plan without utilizing outside sources of capital.

Rock announced on March 14, 2005, it has agreed to acquire non-operated petroleum and natural gas properties from 14 different entities for aggregate consideration of 10.3 million shares and $25.4 million. The cash will come out of the existing balances and expected borrowings from a $25 million facility currently being finalized with a Canadian chartered bank. In aggregate, the properties are expected to be produce approximately 1,250 boe/day in March 2005 and produce 2,000 boe/day in December 2005. The reserves were evaluated by Gilbert Laustsen Jung and Associates Ltd. effective January 1, 2005, totaling 2.899 million boe on a proved basis and 4.058 million on a proved plus probable basis. Included in the acquisitions are approximately 19,600 net (72,000 gross) acres of undeveloped land and seismic data. Following closing of all the transactions Rock expects to have $14.5 million of total debt. Currently identified capital spending plans on the acquired properties total $5.0 million, which will be

funded through the new borrowing facility. Rock intends to rationalize the working interests in these properties through acquisitions, divestitures and swapping of interests whereby Rock will have higher working interests in the remaining properties and ultimately work towards operating these properties. Through the rationalization process, Rock plans to establish two new core areas in West Central Alberta and Northeast British Columbia along with the Corporation's existing Plains core area.

At December 31, 2004 and to date, Rock had 9,259,453 common shares outstanding and 532,387 stock options with an average exercise price of $3.49 per share.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 MONTHS ENDED 12/31/04 (UNAUDITED)	3 MONTHS ENDED 09/30/04 (UNAUDITED)	3 MONTHS ENDED 06/30/04 (UNAUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 12/31/03 (UNAUDITED)	3 MONTHS ENDED 09/30/03 (UNAUDITED)	3 MONTHS ENDED 06/30/03 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)
Production (boe/d)	**201**	165	171	186	192	174	155	185
Oil and gas revenues	**$ 863,290**	$ 653,422	$ 661,851	$ 666,707	$ 613,187	$ 564,491	$ 524,146	$ 782,649
Price realizations ($/boe)	**$ 46.48**	$ 42.90	$ 42.54	$ 39.48	$ 34.78	$ 35.25	$ 37.13	$47.40
Royalties ($/boe)	**$ 3.73**	$ 14.70	$ 11.08	$ 11.16	$ 8.36	$ 9.81	$ 7.54	$ 12.66
Operating expense ($/boe)	**$ 7.59**	$ 9.15	$ 7.67	$ 6.56	$ 5.24	$ 7.91	$ 8.56	$9.60
Field netback ($/boe)	**$ 34.27**	$ 19.05	$ 23.79	$ 21.76	$ 21.18	$ 17.53	$ 21.03	$ 25.14
Net G&A expense	**$ 361,173**	$ 226,623	$ 160,375	$ 211,021	$ 145,803	$ 190,526	$ 175,093	$ 146,779
Stock-based compensation	**$ 58,279**	$ 50,708	$ 46,294	$ 46,296	**$ nil**	**$ nil**	**$ nil**	**$ nil**
Cash flow from operations	**$ 404,397**	$ 236,672	$ 276,367	$ 301,161	$ 105,465	$ 88,383	$ 111,324	$ 279 826
Per share (basic & diluted)	**$ 0.04**	$ 0.03	$ 0.03	$ 0.04	$ 0.03	$ 0.03	$ 0.04	$ 0.09
Net income	**$ 182,577**	$ 85,047	$ 145,120	$ 158,282	$ 25,203	$ 12,178	$ 57,807	$ 220,609
Per share (basic & diluted)	**$ 0.02**	$ 0.01	$ 0.02	$ 0.02	$ 0.01	$ 0.00	$ 0.02	$ 0.07
Capital expenditures	**$3,852,222**	$1,062,525	$1,018,682	$ 318,888	$ 192,625	$ 386,392	$ 125,874	$ 26,961
	AS AT 12/31/04	AS AT 09/30/04	AS AT 06/30/04	AS AT 03/31/04	AS AT 12/31/03	AS AT 09/30/03	AS AT 06/30/03	AS AT 03/31/03
Working capital ($000)	**$ 12,043**	$ 14,497	$ 15,323	$ 16,065	$ 2,881	$ 2,377	$ 2,675	$2,613

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Contractual Obligations

In the course of its business, the Company enters into various contractual obligations including the following:

- royalty agreements
- processing agreements
- right of way agreements
- lease obligations for office premises.

Obligations with a fixed term are as follows:

	2005	2006	2007	2008	2009
Lease of office premises	$ 154,569	$ 128,807	0	0	0

Outstanding Share Data

There are no changes to Rock's outstanding share data at the date of this report.

Off Balance Sheet Arrangements

Rock does not have any special purpose entities nor is it party to any arrangement that would be excluded from the balance sheet.

Critical Accounting Estimates

Rock's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). A comprehensive discussion of our significant accounting policies is contained in Note 2 to the audited consolidated financial statements. These accounting policies are subject to estimates and key judgments about future events, many of which are beyond our control. The following is a discussion of the accounting estimates that are critical to the financial statements.

Oil and Gas Accounting – Reserves Recognition Rock retained independent petroleum engineering consultants Gilbert, Laustsen, Jung Associates Ltd. to evaluate our oil and natural gas reserves, prepare an evaluation report, and report to the Company's Reserves Committee. The process of estimating oil and natural gas reserves is subjective and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data. These estimates will change over time as additional data from ongoing development and production activities becomes available and as economic conditions affecting oil and natural gas prices and costs change. Reserves can be classified as proved, probable or possible with decreasing levels of certainty to the likelihood that the reserves will be ultimately produced.

Oil and Gas Accounting – Full Cost Accounting Under the full cost method of accounting for exploration and development activities, all costs associated with these activities are capitalized. The aggregate net capitalized costs and estimated future abandonment costs, less estimated salvage values, is amortized using the unit-of-production method based on estimated proved oil and gas reserves resulting in a depletion expense. The depletion expense is most affected by the estimate of proved reserves and the cost of unproved properties. Unproved costs are reviewed quarterly to determine if proved reserves have been established, at which point the associated costs are included in the depletion calculation. Changes to any of these estimates may affect Rock's earnings.

Under the full cost method of accounting, the Company's investment in oil and gas assets is evaluated at least annually to consider whether the investment is recoverable and the carrying amount does not exceed the value of the properties, the "ceiling test". The carrying value of oil and natural gas properties and production equipment is compared to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk free interest rate. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment. Reserve, revenue, royalty and operating cost estimates and the timing of future cash flows are all critical components of the ceiling test. Revisions of these estimates could result in a write down of the carrying amount of oil and gas properties.

Asset Retirement Obligations The Company recognizes the estimated fair value for an asset retirement obligation ("ARO") in the period in which it is incurred as a liability, and records a corresponding increase in the carrying value of the related asset. The future asset retirement obligation is an estimate based on the Company's ownership interest in wells and facilities and reflects estimated costs to complete the abandonment and reclamation as well as the estimated timing of the costs to be incurred in future periods. Estimates of the costs associated with abandonment and reclamation activities require judgment concerning the method, timing and extent of future retirement activities. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and this accretion amount is charged to earnings in the period. Actual costs incurred on settlement of the ARO are charged against the ARO. Judgments affecting current and annual expense are subject to future revisions based on changes in technology, abandonment timing, costs, discount rates and the regulatory environment.

Stock-based Compensation Stock options issued to employees and directors under the Company's stock option plan are accounted for using the fair value method of accounting for stock-based compensation. The fair value of the option is recognized as stock-based compensation expense and contributed surplus over the vesting period of the option. Stock-based compensation expense is determined on the date of an option grant using a Black-Scholes option pricing model. A Black-Scholes pricing model requires the estimation of several variables including estimated volatility of Rock's stock price over the life of the option, estimated option forfeitures, estimated life of the option, estimated risk free rate and estimated dividend rate. A change to these estimates would alter the valuation of the option and would result in a different related stock-based compensation expense.

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control like all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights), reservoir production performance, marketing, production, hiring and retaining employees and accessing contract services on a cost effective basis. We attempt to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition we outsource certain activities to be able to leverage on industry expertise, without having the burden of hiring full time staff given the current scope of operations. Typically the Company has outsourced the marketing functions. Rock is attempting to acquire oil and gas operations; however Rock will be competing against many other companies for such operations many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the high activity levels the industry has been experiencing, but we will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the Canadian/US exchange rate and interest rates, all of which are largely beyond the Company's control. Currently we have not used any financial instruments to mitigate these risks. We would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has no long-term debt in place but intends to use its debt capacity in the future in conjunction with the announced acquisitions. We intend to use prudent levels of debt to fund capital programs based on the expected operating environment. We also intend to access equity markets to fund opportunities, however the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third party consultants to help develop and manage these programs and help Rock comply with current environmental legislation.

Reserves

Rock's reserves have been independently evaluated by Gilbert, Laustsen, Jung Associates Ltd. ("GLJ"). This is the first year GLJ has evaluated these reserves. The reserves as at December 31, 2004 have been evaluated in accordance with NI 51-101. The previous reserve report at March 31, 2004 followed this standard as well The following tables provide a reconciliation of the reserves between the two reserve reports. NI 51-101 requires reserves to be reconciled on a net basis after royalty interest ("net interest"). Below we have reported reserves on both a working interest, before royalty interests, and net interest basis.

Reserves Reconciliation The following table is a reconciliation of Rock's "Gross Interest" reserves at year-end December 31, 2004 using GLJ's pricing and cost estimates.

RECONCILIATION OF COMPANY GROSS INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	OIL AND NGL			GAS			EQUIVALENT BOE		
FACTORS	PROVED (MBBL)	PROBABLE (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MMCF)	PROBABLE (MMCF)	PROVED PLUS PROBABLE (MMCF)	PROVED (MBOE)	PROBABLE (MBOE)	PROVED PLUS PROBABLE (MBOE)
March 31, 2004	326	113	439	1,250	268	1.518	534	158	692
Extensions	186	160	346	650	573	1,223	294	257	551
Technical revisions Discoveries	(35)	(82)	(117)	82	(148)	(66)	(21)	(108)	(129)
Production	(25)	-	(25)	(144)	-	(144)	(49)	-	(49)
December 31, 2004	452	191	643	1,838	693	2,531	758	307	1,065

Note:

(1) Figures may not add due to rounding.

The following table is a reconciliation of Rock' s "Net Interest" reserves at year-end December 31, 2004 using GLJ's pricing and cost estimates.

RECONCILIATION OF COMPANY NET INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	OIL AND NGL			GAS			EQUIVALENT BOE		
FACTORS	PROVED (MBBL)	PROBABLE (MBBL)	PROVED PLUS PROBABLE (MBBL)	PROVED (MMCF)	PROBABLE (MMCF)	PROVED PLUS PROBABLE (MMCF)	PROVED (MBOE)	PROBABLE (MBOE)	PROVED PLUS PROBABLE (MBOE)
March 31, 2004	271	90	361	960	205	1,165	431	124	555
Extensions	158	139	297	531	497	1,028	247	222	469
Technical revisions Discoveries	(33)	(63)	(96)	40	(113)	(73)	(26)	(82)	(108)
Production	(19)	-	(19)	(104)	-	(104)	(36)	-	(36)
December 31, 2004	377	166	544	1,427	589	2.016	615	264	880

Note:

(1) Figures may not add due to rounding.

Reserves and Net Present Value (Forecast Prices and Costs)

The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's pricing and cost estimates.

RESERVES

	OIL AND NGL		GAS	
RESERVES CATEGORY	GROSS (MBBL)	NET (MBBL)	GROSS (MMCF)	NET (MMCF)
Proved				
Proved Producing	276	226	1,443	1,118
Proved Non-Producing	125	108	380	300
Proved Undeveloped	52	43	14	10
Total Proved	453	377	1,837	1,428
Probable Additional	191	166	692	589
Total Proved Plus Probable	644	543	2,529	2,016

NET PRESENT VALUE OF FUTURE NET REVENUE

	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR)					AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR)				
	0	5	10	15	20	0	5	10	15	20
RESERVES CATEGORY	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Proved										
Proved Producing	8,693	6,972	5,813	4,994	4,391	8,693	6,972	5,813	4,994	4,391
Proved Non-Producing	2,152	1,965	1,805	1,666	1,545	–	–	–	–	–
Proved Undeveloped	371	317	271	233	200	–	–	–	–	–
Total Proved	11,216	9,254	7,889	6,893	6,136	11,217	9,254	7,889	6,893	6,136
Probable Additional	3,502	2,571	2,009	1,633	1,363	3,446	2,544	1,996	1,627	1,360
Total Proved Plus Probable	14,719	11,824	9,898	8,526	7,499	14,663	11,798	9,885	8,520	7,496

Note: Figures may not add due to rounding.

Reserves and Net Present Value (Constant Prices and Costs) The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing GLJ's pricing based on benchmark reference prices posted at or near December 31, 2004 with adjustments for oil differential and gas heating values applied to arrive at a company average. Capital and operating costs were not inflated.

RESERVES

	OIL AND NGL		GAS	
RESERVES CATEGORY	GROSS (MBBL)	NET (MBBL)	GROSS (MMCF)	NET (MMCF)
Proved				
Proved Producing	282	233	1,456	1,127
Proved Non-Producing	–	–	–	–
Proved Undeveloped	176	158	395	309
Total Proved	458	391	1,851	1,436
Probable Additional	183	165	698	593
Total Proved Plus Probable	641	556	2,549	2,029

NET PRESENT VALUE OF FUTURE NET REVENUE

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR) 0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR) 0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved										
Proved Producing	9,790	7,541	6,107	5,133	4,403	9,790	7,541	6,107	5,133	4,436
Proved Undeveloped	1,354	1,201	1,072	960	862	1,354	1,201	1,072	960	862
Total Proved	11,144	8,742	7,179	6,093	5,298	11,144	8,742	7,179	6,093	5,298
Probable Additional	3,058	2,041	1,472	1,112	866	3,058	2,041	1,472	1,112	866
Total Proved Plus Probable	14,202	10,783	8,651	7,205	6,164	14,202	10,783	8,651	7,205	6,164

Note: Figures may not add due to rounding.

Pricing Assumptions

The following benchmark prices, inflation rates and exchange rates were used by GLJ for the Constant Prices and Costs evaluation and the Forecast Prices and Costs evaluation.

SUMMARY OF PRICING ASSUMPTIONS AS OF DECEMBER 31, 2004
CONSTANT PRICE AND COSTS

EDMONTON PAR OIL PRICE 40 API (CDN$/BBL)	AECO GAS PRICE (CDN$/MCF)	NGL (CDN$/BBL)
46.54	6.79	37.73

SUMMARY OF PRICING AND COST RATE ASSUMPTIONS AS OF DECEMBER 31, 2004 FORECAST PRICES AND COSTS

YEAR	OIL WTI @ CUSHING ($US/BBL)	EDMONTON REFERENCE PRICE ($/BBL)	MEDIUM 29 API ($/BBL)	HARDISTY HEAVY 12 API ($/BBL)	NGL EDMONTON PROPANE ($/BBL)	EDMONTON BUTANE ($/BBL)	EDMONTON PENTANE ($/BBL)	SPEC ETHANE ($/BBL)	GAS AECO C ($/MCF)	CDN/US EXCHANGE RATE	COST INFLATION RATE (%/YEAR)
2005	42.00	50.25	43.75	27.50	32.25	37.25	50.75	22.00	6.60	0.82	2
2006	40.00	47.75	41.50	28.50	30.50	35.25	48.25	21.25	6.35	0.82	2
2007	38.00	45.50	39.50	28.75	29.00	33.75	46.00	20.50	6.15	0.82	2
2008	36.00	43.25	37.75	27.25	27.75	32.00	43.75	20.00	6.00	0.82	2
2009	34.00	40.75	35.50	25.50	26.00	30.25	41.25	20.00	6.00	0.82	2
2010	33.00	39.50	34.25	24.75	25.25	29.25	40.00	20.00	6.00	0.82	2
2011	33.00	39.50	34.25	24.75	25.25	29.25	40.00	20.00	6.00	0.82	2
2012	33.00	39.50	34.25	24.75	25.25	29.25	40.00	20.00	6.00	0.82	2
2013	33.50	40.00	34.75	24.75	25.50	29.50	40.50	20.25	6.10	0.82	2
2014	34.00	40.75	35.50	25.50	26.00	30.25	41.25	20.75	6.20	0.82	2
2015	34.50	41.25	36.00	25.75	26.50	30.50	41.75	21.00	6.30	0.82	2
2016+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.82	2

End of Press Release.